Snap One Holdings Corp.
1800 Continental Boulevard, Suite 200
Charlotte, North Carolina 28273
May 8, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:      Snap One Holdings Corp.
Registration Statement on Form S-3
Initially Filed May 2, 2023
File No. 333-271564
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Snap One Holdings Corp. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:30 p.m., Eastern Time, on May 10, 2023, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.
Please contact William B. Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Brentani by telephone when this request for acceleration has been granted.
[Signature Page Follows]

Very truly yours,

SNAP ONE HOLDINGS CORP.

By:	/s/ John Heyman
Name: John Heyman Title: Chief Executive Officer
[Signature Page to Acceleration Request]